CUSIP No.	92931L 20 3	Schedule 13G	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WPCS International Incorporated
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92931L 20 3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 2 of 7 Pages

1.	Names of Reporting Persons Iroquois Capital Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99% (see item 4)*
12.	Type of Reporting Person (See Instructions) OO

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the reported securities (excluding certain dividend make-whole shares issuable upon conversion) and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 3 of 7 Pages

1.	Names of Reporting Persons Joshua Silverman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99% (see item 4)*
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the reported securities (excluding certain dividend make-whole shares issuable upon conversion) and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 4 of 7 Pages

1.	Names of Reporting Persons Richard Abbe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,303 shares of Common Stock 6,150,000 shares of Common Stock issuable upon conversion of convertible preferred stock (see Item 4)*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.99% (see item 4)*
12.	Type of Reporting Person (See Instructions) IN; HC

* As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of the reported securities (excluding certain dividend make-whole shares issuable upon conversion) and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 5 of 7 Pages

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G originally filed on February 12, 2013 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.01 per share, (the “Common Stock”) of WPCS International Incorporated, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2014 filed with the Securities and Exchange Commission on December 22, 2014, disclosed that the total number of outstanding shares of Common Stock as of December 19, 2014 was 13,913,164. The percentages set forth on Row (11) of the cover page for each Reporting Person is based on the Company’s total number of outstanding shares of Common Stock and assumes the conversion of the reported convertible preferred stock (the “Reported Securities”), subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of the Reported Securities, the Reporting Persons cannot convert any of the Reported Securities if the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “9.99% Blocker”) and the percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to convert all of such Reported Securities due to the 9.99% Blocker.

Mr. Abbe and Mr. Silverman are the members of Iroquois Capital Management who have the authority and responsibility for the investments made on behalf of the Iroquois Master Fund, in whose name the Reported Securities are held. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of all shares of Common Stock, including shares of Common Stock underlying the Reported Securities, held for the account of the Iroquois Master Fund. Each of Messrs. Abbe and Silverman disclaims beneficial ownership of the shares of Common Stock held by the Iroquois Master Fund, except to the extent of their pecuniary interest therein.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 6 of 7 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	92931L 20 3	Schedule 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe